Kunzman & Bollinger, Inc.

ATTORNEYS-AT-LAW

5100 N. BROOKLINE, SUITE 600

OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501

Fax (405) 942-3527

March 13, 2014

ELECTRONIC FILING

Ms. Caroline Kim

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	American Energy Capital Partners, LP (the “Partnership”)
File No. 333-192852

Dear Ms. Kim:

This letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) made in your letter dated March 5, 2014 regarding the above-referenced application for registration of securities. For your convenience, we first restate your comments in italics and then provide our responses. The responses in this letter are based on representations made by the Partnership and its General Partner, American Energy Capital Partners GP, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter.

Additionally, Pre-Effective Amendment No. 2 (“Amendment No. 2”) was filed by the Partnership with the Commission today. Accordingly, references to the prospectus in the Partnership’s responses in this letter are references to the prospectus included in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 9

Distributions, page 14

1.	At the end of the first paragraph, provide a cross-reference to the more detailed disclosure on page 116.

The requested cross-reference has been made.

Our Partnership Agreement limits our general partner’s fiduciary duties…., page 28

2.	Expand the heading and text of this risk factor to clarify that, in some instances, the general partner will need to exercise the standard of being a “prudent operator.” Provide a cross-reference to the more detailed disclosures on page 58 and 59.

The requested cross-reference has been made.

Kunzman & Bollinger, Inc.

Division of Corporation Finance

March 13, 2014

Executive Management Team, page 103

3.	Delete the phrase “long history as a successful manager” from Mr. McClendon’s biography. The biography should be limited to factual information, not evaluative statements.

The phrase “long history as a successful manager” has been deleted from Mr. McClendon’s biography on page 101.

4.	Expand Mr. Mueller’s biography to clarify what is meant by the statement that he served as “Mr. McClendon’s personal CFO.”

Mr. Mueller’s biography has been revised to explain on page 101 that he provides financial services to Mr. McClendon with respect to Mr. McClendon’s personal financial investments apart from financial affairs related to his related company investments.

Index to Financial Statements, page 161

5.	Please note the updating requirements for the financial statements of the Partnership and the general partner. Refer to Rule 8-08 of Regulation S-X.

Updated financial statements of the Partnership and the general partner are included in Amendment No. 2 to the extent required by Rule 8-08 of Regulation S-X.

Exhibit 10.2

6.	File the Form of Insurance Coverage as Exhibit B.

Exhibit B (Insurance) is attached to Exhibit 10.2, the Management Services Agreement.

Please contact the undersigned if you have any further questions or comments.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

/s/ Gerald A. Bollinger

Gerald A. Bollinger

cc:	Mr. Joshua E. Levit